MDU RESOURCES GROUP, INC.
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
           AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                                     Years Ended December 31,
                           1998       1997     1996      1995      1994
                                    (In thousands of dollars)
Earnings Available for
    Fixed Charges:

Net Income per
    Consolidated
    Statements of
    Income              $34,107   $ 54,617  $45,470   $41,633   $39,845

Income Taxes             17,485     30,743   16,087    23,057    18,833
                         51,592     85,360   61,557    64,690    58,678

Rents (a)                 1,749      1,249    1,031       894       878

Interest (b)             31,587     33,047   34,101    29,924    29,173

Total Earnings
 Available for
 Fixed Charges          $84,928   $119,656  $96,689   $95,508   $88,729

Preferred Dividend
 Requirements           $   777   $    782  $   787   $   792   $   797

Ratio of Income
 Before Income
 Taxes to Net
 Income                     151%       156%     135%      155%      147%

Preferred Dividend
 Factor on Pretax
 Basis                    1,173      1,220    1,062     1,228     1,172

Fixed Charges (c)        33,336     34,296   35,132    30,818    30,051

Combined Fixed
 Charges and
 Preferred Stock
 Dividends              $34,509   $ 35,516  $36,194   $32,046   $31,223

Ratio of Earnings
 to  Fixed Charges          2.5x       3.5x     2.8x      3.1x      3.0x

Ratio of Earnings
  to Combined
  Fixed Charges
  and Preferred
  Stock Dividends           2.5x       3.4x     2.7x      3.0x      2.8x


(a) Represents portion (33 1/3%) of rents which is estimated to approximately constitute the return to the lessors on their investment in leased premises.

(b) Represents interest and amortization of debt discount and expense on all indebtedness and excludes amortization of gains or losses on reacquired debt which, under the Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income. Also includes carrying costs associated with natural gas available under a repurchase agreement with Frontier Gas Storage Company as more fully described in Notes to Consolidated Financial Statements.

(c)  Represents rents and interest, both as defined above.